FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2005

Commission File Number  001-31522

Eldorado Gold Corporation (Translation of registrant's name into English)
1188-550 Burrard Street Bentall 5 Vancouver, B.C. Canada V6C 2B5 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[   ]..... Form 40-F...[.X.]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2005	ELDORADO GOLD CORPORATION /s/ Earl W. Price Earl W. Price, Chief Financial Officer

TSX: ELD   AMEX: EGO

                                                                       TSX: AFK

NEWS RELEASE

       September 8, 2005

AFCAN SHAREHOLDERS AND WARRANT HOLDERS APPROVE COMPROMISE WITH ELDORADO

Afcan Mining Corporation (“Afcan”) and Eldorado Gold Corporation (“Eldorado”) announced today that Afcan shareholders and warrant holders have approved the Compromise between Afcan and Eldorado, with over 99% of the shareholders and warrant holders represented at the meeting voting in favor of the transaction.

Subject to final Court approval, the Compromise is expected to become effective September 14, 2005 (the “Closing Date”).  Afcan shareholders will receive one common share of Eldorado in exchange for every 6.5 common shares of Afcan held by them.  In addition, Eldorado will issue one Eldorado warrant for every 6.5 outstanding Afcan warrants each Eldorado warrant will have a exercise price of 6.5 times the Afcan warrant in respect of which such Eldorado warrant was exchanged and will have a term to expiry the same as such Afcan warrant.  Eldorado common shares and warrants will be issued as soon as practicable after the Closing Date.

All Afcan common shares traded and/or warrants exercised beyond September 8, 2005 will be settled in Eldorado common shares or warrant as the case may be as soon as practicable after the Closing Date.

“The strong approval by the Afcan shareholders for this transaction serves as an acknowledgement of the benefits that will accrue to all shareholders through the development of a successful business in China”, commented Paul N. Wright, President and Chief Executive Officer.

ON BEHALF OF

ELDORADO GOLD CORPORATION           AFCAN MINING CORPORATION

“Paul N. Wright”

  “Benoit La Salle”

Paul N. Wright

Benoit La Salle

President & Chief Executive Officer

Chairman of the Board

Certain of the statements made in this release are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this release include statements regarding the anticipated benefits of the proposed business combination, estimates relating to mineral reserves, future gold production and mine life, and other statements regarding future events on the Company’s or Afcan’s  properties, or otherwise relating to the Company or Afcan.  Forward-looking statements are subject to a variety of risks and uncertainties including but not limited to gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Business - Risk Factors” in the Company’s Annual Information Form,  Form 40F dated March 30 ,2005 for the fiscal year ended December 31, 2004.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO).

The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy Woo

Eldorado Gold Corporation

Phone: 604.601.6650  or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com

David Netherway, President &

Afcan Mining Corporation

Chief Executive Officer

141 Adelaide Street West

Phone: 416-360-3404

Suite 850

Benoit LaSalle, Chairman

Toronto, Ontario M5H 3L5

Phone: 514-744-4408

Website: www.afcan-mining.com

Email info@afcan-mining.com